As filed with the U.S. Securities and Exchange Commission on June 13, 2016

1933 Act File No. 333-166840

1940 Act File No. 811-05120

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 10	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 27	☒

Nuveen Municipal Value Fund, Inc.

(Exact name of Registrant as Specified in Charter)

333 West Wacker Drive, Chicago, Illinois 60606

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(Registrant’s Telephone Number, including Area Code): (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copy to:

Thomas S. Harman

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, D.C. 20004

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒	Immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 (File No. 333-166840) of Nuveen Municipal Value Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 10 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 10 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 10 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits.

1.	Contained in Part A:
Financial Highlights for Nuveen Municipal Value Fund, Inc. (“Fund” or “Registrant”) for the fiscal years ended October 31, 2006, 2007, 2008, 2009, 2010, 2011, 2012, 2013, 2014, and 2015.

Contained in Part B:
Registrant’s Financial Statements are incorporated in Part B by reference to Registrant’s October 31, 2015 Annual Report (audited) on Form N-CSR as filed with the U.S. Securities and Exchange Commission (“SEC”) on January 7, 2016.

2.	Exhibits:

a.1	Registrant’s Articles of Incorporation dated April 7, 1987. Filed on September 27, 2010 as Exhibit a.1 to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

a.2	Articles of Amendment dated May 19, 1987 to Registrant’s Articles of Incorporation dated April 7, 1987. Filed on September 27, 2010 as Exhibit a.2 to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

b.	Amended and Restated By-Laws of Registrant dated February 20, 2006. Filed on September 27, 2010 as Exhibit b. to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

c.	None.

d.	Not Applicable.

e.	Terms and Conditions of the Automatic Dividend Reinvestment and Cash Purchase Plan. Filed on September 27, 2010 as Exhibit e. to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

f.	None.

g.1	Investment Management Agreement between Registrant and Nuveen Asset Management (now, Nuveen Fund Advisors, LLC) dated November 13, 2007. Filed on September 27, 2010 as Exhibit g. to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

g.2	Sub-Advisory Agreement between Nuveen Fund Advisors, Inc. (now, Nuveen Fund Advisors, LLC) and Nuveen Asset Management, LLC dated December 31, 2010. Filed on February 28, 2011 as Exhibit g.2 to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

h.1	Distribution Agreement between Registrant and Nuveen Investments, LLC (now, Nuveen Securities, LLC) dated December 8, 2010. Filed on December 17, 2010 as Exhibit h.1 to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

h.2	Equity Distribution Agreement between Registrant, Nuveen Investments, LLC (now, Nuveen Securities, LLC), Nuveen Asset Management, and Stifel, Nicolaus & Company, Incorporated dated December 8, 2010. Filed on December 17, 2010 as Exhibit h.2 to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

h.3	Dealer Agreement Relating to At-the-Market offerings dated March 22, 2016 between Nuveen Securities, LLC and Stifel, Nicolaus & Company, Incorporated. Filed herewith.

i.

Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees (as Amended and Restated as of January 1, 2013). Filed on August 30, 2013 as Exhibit i to Post-Effective Amendment No. 8 to Registrant’s Registration Statement on Form N-2 (File

No. 333-166840) and incorporated by reference herein.

j.1	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated February 25, 2005. Filed on September 27, 2010 as Exhibit j.1 to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

j.2	Appendix A, dated March 9, 2012, to the Amended and Restated Master Custodian Agreement dated February 25, 2005 between Registrant and State Street Bank and Trust Company. Filed on August 31, 2012 as Exhibit j.2 to Post-Effective Amendment No. 6 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

k.1	Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on September 27, 2010 as Exhibit k.1 to Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

k.2	Schedule A, dated January 7, 2016, to the Transfer Agency and Service Agreement dated October 7, 2002 between Registrant and State Street Bank and Trust Company. Filed on March 22, 2016 as Exhibit k.2 to Post-Effective Amendment No.9 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

k.3	Amendment dated, July 15, 2015, to the Transfer Agency and Service Agreement dated October 7, 2002 between the Registrant and State Street Bank and Trust Company. Filed on March 22, 2016 as Exhibit k.3 to Post-Effective Amendment No.9 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

l.1	Consent of Morgan, Lewis & Bockius LLP. Filed on March 22, 2016 as Exhibit l.1 to Post-Effective Amendment No.9 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

l.2	Consent of Dorsey & Whitney LLP. Filed on March 22, 2016 as Exhibit l.2 to Post-Effective Amendment No.9 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

m.	None.

n.	Consent of KPMG LLP. Filed on March 22, 2016 as Exhibit n. to Post-Effective Amendment No.9 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

o.	None.

p.	Subscription Agreement of Nuveen Advisory Corp. (now, Nuveen Fund Advisors, LLC) dated April 14, 1987. Filed on September 27, 2010 as Exhibit p. to Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

q.	None.

r.	Code of Ethics and Reporting Requirements of Nuveen Investments Inc. (including affiliated entities) and the Nuveen Funds effective May 2016. Filed herewith.

s.	Powers of Attorney dated April 13, 2016. Filed herewith.

Item 26: Marketing Arrangements.

See relevant Sections of the Distribution Agreement and Equity Distribution Agreement, which have been filed as Exhibits h.1 and h.2, respectively, to the Registration Statement.

Item 27: Other Expenses of Issuance and Distribution.

Printing and Engraving Fees	$35,000
Legal Fees	30,000
Accounting Fees	4,000
Miscellaneous Fees	1,000

Total	$70,000

Item 28: Persons Controlled by or under Common Control.

Not applicable.

Item 29: Number of Holders of Securities.

As of February 29, 2016:

Title of Class	Number of Record Holders
Shares of Common Stock, $0.01 par value	66,665

Item 30: Indemnification.

Article EIGHTH of the Registrant’s Articles of Incorporation provides as follows: To the maximum extent permitted by the Minnesota Business Corporation Act, as from time to time amended, the Corporation shall indemnify its currently acting and its former directors, officers, employees and agents, and those persons who, at the request of the Corporation serve or have served another corporation, partnership, joint venture, trust or other enterprise in one or more such capacities. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding (including costs connected with the preparation of a settlement) may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, if authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay that amount of the advance which exceeds the amount which it is ultimately determined that he is entitled to receive from the Corporation by reason of indemnification as authorized herein; provided, however, that prior to making any such advance at least one of the following conditions shall have been met: (1) the indemnitee shall provide a security for his undertaking, (2) the Corporation shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the disinterested, non-party directors of the Corporation, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

Nothing in these Articles of Incorporation or in the By-Laws shall be deemed to protect or provide indemnification to any director or officer of the Corporation against any liability to the Corporation or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”), and the Corporation shall not indemnify any of its officers or directors against any liability to the Corporation or to its security holders unless a determination shall have been made in the manner provided hereafter that such liability has not arisen from such officer’s or director’s disabling conduct. A determination that an officer or director is entitled to indemnification shall have been properly made if it is based upon (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the indemnitee was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of directors who are neither “interested persons” of the Corporation as defined in the Investment Company Act of 1940 nor parties to the proceeding, or (b) an independent legal counsel in a written opinion.

The directors and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen Funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,500,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 80% of any operational failure claims and the Fund would be liable for 20% of any such claims) and $1,000,000 deductible for all other claims, with $0 deductible for individual insureds.

Section 6 of the Equity Distribution Agreement filed as Exhibit h.2 to this Registration Statement provides for each of the parties thereto, including the Registrant and the Agent, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (“1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser and Sub-Adviser.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors, LLC (“NFALLC”) who serve as officers or Directors of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers of NFALLC appears below:

Name and Position with NFALLC	Other Business, Profession, Vocation or Employment During Past Two Years
Robert D. Luse, Executive Vice President

Executive Vice President of Nuveen Asset Management, LLC and Nuveen Securities, LLC; Executive Vice President and Assistant Secretary of Nuveen Investments, Inc.; Vice President of Santa Barbara Asset Management, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Vice President and Assistant Secretary of Tradewinds Global Investors, LLC.
Joseph T. Castro, Managing Director and Chief Compliance Officer	Managing Director (since 2011), Head of Compliance (since 2013) of Nuveen Investments, Inc.
Stuart J. Cohen, Managing Director and Assistant Secretary

Managing Director and Assistant Secretary of Nuveen Investments, Inc., Nuveen Asset Management, LLC and Nuveen Securities, LLC; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.
Lucas A. Satre, Senior Vice President and Assistant Secretary

Senior Vice President, Secretary and General Counsel of Nuveen Securities, LLC; Senior Vice President and Assistant Secretary of Nuveen Asset Management, LLC, and Nuveen Investments, Inc.; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.
Diane M. Whelan, Executive Vice President	Executive Vice President of Nuveen Investments, Inc.; formerly, Executive Vice President of Nuveen Securities, LLC. (2014-2016).

Nuveen Asset Management, LLC (“Nuveen Asset Management”) serves as investment sub-adviser to the Registrant and also serves as investment sub-adviser to other open-end and closed-end funds and investment adviser to separately managed accounts. The following is a list of the senior officers of Nuveen Asset Management. The principal business address of each person is 333 West Wacker Drive, Chicago, Illinois 60606.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
William T. Huffman, President	CPA.
Robert D. Luse, Executive Vice President

Executive Vice President of Nuveen Fund Advisors, LLC and Nuveen Securities, LLC; Executive Vice President and Assistant Secretary of Nuveen Investments, Inc.; Vice President of Santa Barbara Asset Management, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Vice President and Assistant Secretary of Tradewinds Global Investors, LLC.
Charles R. Manzoni, Jr., Executive Vice President, Chief Operating Officer and General Counsel	Managing Director of Nuveen Investments Holdings, Inc.
Stuart J. Cohen, Managing Director and Assistant Secretary

Managing Director and Assistant Secretary of Nuveen Fund Advisors, LLC and Nuveen Securities, LLC; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.
Diane S. Meggs, Vice President and Chief Compliance Officer	Senior Vice President and Compliance Manager (since 2011) of Nuveen Fund Advisors, LLC; Chief Compliance Officer (since 2013) of Nuveen Investments Advisers Inc.
Lucas A. Satre, Senior Vice President and Assistant Secretary

Senior Vice President, Secretary and General Counsel of Nuveen Securities, LLC; Senior Vice President and Assistant Secretary of Nuveen Fund Advisors, LLC, and Nuveen Investments, Inc.; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.

Item 32: Location of Accounts and Records.

NFALLC, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Articles of Incorporation, By-Laws, minutes of the board of Directors and shareholder meetings and contracts of the Registrant and all advisory material of NFALLC. Nuveen Asset Management, in its capacity as sub-adviser, may also maintain certain books and records of the Fund.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts, 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by NFALLC and Nuveen Asset Management.

Item 33: Management Services.

Not applicable.

Item 34: Undertakings.

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 13th day of June, 2016.

NUVEEN MUNICIPAL VALUE FUND, INC.

/S/ KEVIN J. MCCARTHY
Kevin J. McCarthy, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title			Date
/S/ STEPHEN D. FOY STEPHEN D. FOY	Vice President and Controller (principal financial and accounting officer)			June 13, 2016

/S/ GIFFORD R. ZIMMERMAN GIFFORD R. ZIMMERMAN	Chief Administrative Officer (principal executive officer)

WILLIAM ADAMS IV*	Trustee	ý ï ï ï ï ï ï ï ï ï þ ï ï ï ï ï ï ï ï ï ï ý	By*:
JACK B. EVANS*	Director			/S/ Kevin J. McCarthy KEVIN J. MCCARTHY, Attorney-in-Fact June 13, 2016
WILLIAM C. HUNTER*	Director
DAVID J. KUNDERT*	Director
JOHN K. NELSON*	Director
WILLIAM J. SCHNEIDER*	Chairman of the Board and Director
JUDITH M. STOCKDALE*	Director
CAROLE E. STONE*	Director

TERENCE J. TOTH*	Director

MARGARET L. WOLFF*	Director

*	The powers of attorney authorizing Kevin J. McCarthy, among others, to execute this Registration Statement, and Amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed herewith as Exhibit s.

EXHIBIT INDEX

Exhibit	Exhibit Name

h.3	Dealer Agreement Relating to At-the-Market offerings dated March 22, 2016 between Nuveen Securities, LLC and Stifel, Nicolaus & Company, Incorporated

r.	Code of Ethics and Reporting Requirements of Nuveen Investments Inc. (including affiliated entities) and the Nuveen Funds effective May 2016

s.	Powers of Attorney dated April 13, 2016